Exhibit 99.1
Sky-mobi and Leading Chinese Portal Tencent form Strategic Partnership
Hangzhou, China — January 31, 2011 — Sky-mobi Limited (NASDAQ: MOBI) (“Sky-mobi” or the “Company”), the operator of the leading mobile application store in China, today announced that the Company and Tencent, one of China’s most popular Internet portals, have formed a strategic partnership. This strategic partnership is to promote Tencent’s QQ Mobile Browser on Sky-mobi’s Maopao application store and make Sky-mobi a preferred partner for a series of Tencent’s mobile software, including mobile security software and Tencent miniblog.
Under the terms of the collaboration agreement between the two companies, Tencent will pay Sky-mobi a commission for each of its users that become an active Tencent QQ Mobile Browser user. Sky-mobi estimates that this partnership will make a meaningful contribution to its top- and bottom-line results in the quarters ahead, driven by Sky-mobi’s large user base and access to the Maopao application store.
“The collaboration we have announced today represents another step in establishing Maopao as the leading application store in China,” commented Michael Song, Chairman and CEO of Sky-Mobi. “Our large user base will have access to Tencent’s QQ browser, which adds to the range of fun and useful Tencent services available on Maopao. In return, Tencent will have the opportunity to introduce its services to mobile phone users across China. We look forward to a successful collaboration for both parties.”
Sky-mobi’s Maopao store is accessed by hundreds of millions of Chinese mobile phone users and includes a variety of utilities, games and entertainment options. Sky-mobi collaborates with mobile service providers and handset vendors who pre-install the Sky-mobi’s Maopao platform on their mobile phones. The Maopao store offers a large number of applications and content titles that extends the usability of low-to-mid range mobile phones, or feature phones, by giving them many of the capabilities of more expensive smart phone, with such features as leading-edge user interfaces and Internet access. The partnership with Tencent is another important step in extending the range of applications available to Maopao users to make their phones smarter.
About Tencent:
Tencent Holdings Limited (SEHK 700) was founded in November, 1998, and has since grown into one of China’s largest and most widely used Internet portal. Presently, Tencent is providing value-added Internet, mobile and telecom services as well as online advertising with the goal of providing users with “one-stop online lifestyle services”. Tencent’s leading Internet platforms in China — QQ (QQ Instant Messenger), QQ.com, QQ Games, Qzone, 3g.QQ.com, SoSo, PaiPai and Tenpay — have brought together China’s largest Internet community, to meet the various needs of Internet users including communication, information, entertainment, e-commerce and others. As of September 30, 2010, active QQ user accounts for QQ IM totaled 636.6 million while peak concurrent users reached 118.7 million.

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About Sky-mobi Limited:
Sky-mobi Limited (NASDAQ: MOBI), operates the leading mobile application store in China. Sky-mobi works with handset companies to pre-install its Maopao mobile application store on handsets and with content developers to provide users with high quality applications and content titles. Users of the Maopao store can browse, download and purchase a wide range of applications and content such as single-player games, mobile music and books. In addition, Sky-mobi has established a leading mobile social network community in China, the Maopao Community, where it offers popular localized mobile social games as well as applications and content with social network functions to its registered members. The Maopao store enables mobile applications and content to be downloaded and run on a variety of mobile handsets with different hardware and operating system configurations.
Safe Harbor Statement
This press release contains forward-looking statements that reflect the Company’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that the Company’s actual future results may be materially different from and worse than what the Company expects. Information regarding these risks, uncertainties and other factors is included in the Company’s registration statement on Form F-1 and other filings with the SEC.
For further information, please contact:
Sky-mobi Limited
Mr. Carl Yeung, CFO
Phone: +(86) 571-87770978 (Hangzhou)
Email: ir@sky-mobi.com
CCG Investor Relations
Mr. Ed Job, Account Manager
Phone: +(86) 138-1699-7314 (Shanghai)
Ms. Kristin Knies, Sr. MI Executive (New York)
Phone: + (1) 646-833-3401

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